Exhibit (e)(10)

ACKNOWLEDGMENT AND WAIVER AGREEMENT

October 28th, 2011

Andrew Katz

4800 T-Rex Avenue

Suite 120

Boca Raton, FL 33483

Dear Andrew,

As you may be aware, interclick, inc. (the “Company”), Yahoo! Inc. (“Yahoo!”) and certain other parties intend to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which it is expected that the Company will become a wholly-owned subsidiary of Yahoo!. In connection with the transactions contemplated by the Merger Agreement (the “Proposed Transactions”), you have been offered a position with Yahoo! as described in an offer letter from Yahoo!, dated October 28, 2011 (the “Yahoo! Offer”), that when executed and contingent upon the consummation of the Proposed Transactions (the “Closing”), will replace and supersede the Executive Employment Agreement, dated as of August 9, 2011, between you and the Company (the “Employment Agreement”). Capitalized terms not otherwise defined herein will have the meanings ascribed in the Employment Agreement.

Effective as of the Closing, in consideration of your Yahoo! Offer and Yahoo!’s willingness to enter into the Merger Agreement, you hereby waive, relinquish and give up any and all right, claim or interest that you may have to receive any and all of (i) the Separation Payment, (ii) the COBRA Continuation Coverage, and (iii) any accelerated vesting of any stock options, restricted stock, restricted stock units or other equity awards covering shares the Company’s common stock held by you, including, without limitation, the 2011 Share Award, in each case, to which you may become entitled upon a termination of your employment and/or the occurrence of a Change of Control (collectively, the “Severance and Change of Control Benefits”).

In addition, you hereby agree and acknowledge that your Employment Agreement will be deemed amended as of the date of the Merger Agreement to the extent necessary to reflect that the occurrence of a Change of Control shall not constitute Good Reason and that a resignation of employment by you shall not constitute Good Reason if such resignation is on or follows a Change in Control. Further, nothing contained in this Acknowledgment and Waiver Agreement shall, or shall be construed so as to, constitute Good Reason for purposes of the Employment Agreement, subject to the Closing.

You acknowledge and agree that, as of the Closing, you relieve Yahoo!, the Company and each of their respective affiliates and successors of any and all obligations to you with respect to the Severance and Change of Control Benefits. Notwithstanding anything contained in the Employment Agreement or elsewhere, effective as of the Closing, all of your rights with respect to the Severance and Change of Control Benefits shall terminate and shall be deemed and considered null and void and of no force or effect. If the Closing does not occur for any reason, this Acknowledgment and Waiver Agreement will be null and void.

You further acknowledge and agree that with respect to any Company stock options, restricted stock, restricted stock units and/or other equity awards that are assumed by Yahoo! upon the Closing (collectively, the “Assumed Company Equity”), if your employment is terminated by Yahoo! without Cause,1 you shall be eligible for full acceleration of all unvested shares of the Assumed Company Equity upon such termination. Your right to exercise each vested option is governed by the plan under which it was granted and the agreement evidencing such grant. Except as otherwise and specifically provided herein, nothing in this Acknowledgment and Waiver Agreement shall modify or amend the terms and conditions applicable to your Company stock options, restricted stock and/or restricted stock units.

[1]

For purposes of this Acknowledgment and Waiver Agreement, “Cause” shall mean termination of the your employment with Yahoo! based upon the occurrence of one or more of the following: (1) your refusal or material failure to perform your job duties and responsibilities (other than by reason of your serious physical or mental illness, injury or medical condition); (2) your failure or refusal to comply in any material respect with material Yahoo! policies or lawful directives; (3) your material breach of any contract or agreement between you and Yahoo! (including but not limited to any Employee Confidentiality and Assignment of Inventions Agreement or similar agreement between you and Yahoo!), or your material breach of any statutory duty, fiduciary duty or any other obligation that you owe to the Company; (4) your commission of an act of fraud, theft, embezzlement or other unlawful act against Yahoo! or involving its property or assets or your engaging in unprofessional, unethical or other intentional acts that materially discredit Yahoo! or are materially detrimental to the reputation, character or standing of Yahoo!; or (5) your indictment or conviction or nolo contendre or guilty plea with respect to any felony or crime of moral turpitude. For purposes of this definition, the term “Yahoo!” shall include a Parent or any Subsidiary of Yahoo!.

Please indicate your agreement with and consent to the terms and conditions of this Acknowledgment and Waiver Agreement by executing a copy of this Acknowledgment and Waiver Agreement and scanning and emailing it to Michael Katz at Michael.katz@interclick.com no later than October 31, 2011.

Sincerely,

/s/ Michael Katz
Name:	Michael Katz
Title:	Chief Executive Officer

Acknowledged, accepted and agreed:

/s/ Andrew Katz
Name:	Andrew Katz
Date:	October 31, 2011

SIGNATURE PAGE TO ACKNOWLEDGMENT AND WAIVER AGREEMENT